UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

Amendment No. 2~~1~~

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BALLY, CORP.
(Exact name of registrant as specified in its charter)

Nevada	5200	80-0917804
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	Number)

2620 Regatta Dr., Ste., 102 Las Vegas, NV89128 Phone: 1-877-284-1041

     (Address, including zip code, and telephone number, Including area code, of registrant’s principal executive offices)

     CORP 95, LLC 2620 Regatta Dr., Ste., 102 Las Vegas, NV 89128 Phone: (949) 487-2436

(Name, address, including zip code, and telephone number, Including area code, of agent for service)

Copies of all correspondence:
Thomas E. Stepp Jr.
Stepp Law Corporation
15707 Rockfield Blvd., Suite 101
Phone: 949-660-9700 ext. 124 Fax: 949-660-9010
Email: tes@stepplawgroup.com

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462© under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]

Non-accelerated filer [ ] (Do not check if a smaller reporting company)

Accelerated filer [ ]

Smaller Reporting Company [x]

	CALCULATION OF REGISTRATION FEE

Title of each Class		Proposed Maximum	Proposed Maximum
of Securities to	Amount to be	Offering	Aggregate	Amount of
be Registered	Registered	Price Per Unit	Offering Price	Registration Fee

		(2)	(3)	(1)

Common Stock $0.0001 par value
to be sold by the Company	6,000,000	$0.01	$60,000	$7.73

(1) Registration Fee has been paid via Fedwire.

(2) This is the initial offering and no current trading market exists for our common stock. The price paid for the currently issued and outstanding commonstock was $0.005 per share for 5,000,000 shares to the sole officer and director.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the SEC is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS
BALLY, CORP.
6,000,000 Shares of Common Stock
$0.01 per share

Date of Prospectus: Subject to Completion

Prior to this Offering, no public market has existed for the common stock of Bally, Corp. Upon completion of this Offering, we will attempt to have the shares quoted on the Over the Counter-Bulletin Board (“OTCBB”), operated by FINRA (Financial Industry Regulatory Authority). There is no assurance that the Shares will ever be quoted on the Bulletin Board. To be quoted on the Bulletin Board, a market maker must apply to make a market in our common stock. As of the date of this Prospectus, we have not made any arrangement with any market makers to quote our shares. Please refer to discussion under “Prospectus Summary” on page 1 and “Risk Factors on page 6 of the highly illiquid nature of investment in our shares.

This is our initial public offering. We are registering for sale a total of 6,000,000 shares of our common stock on a self-underwritten, “best efforts” basis. There is no minimum number of shares required to be purchased by each investor. The shares will be sold on our behalf by our sole officer, Surjeet Singh. He will not receive any commissions or proceeds for selling the shares on our behalf. All of the shares being registered for sale by the Company will be sold at a price per share of $0.01 for the duration of the Offering. There is no minimum amount we are required to raise from the shares being offered by the Company and any funds received will be immediately available to us. If 100% of the shares are sold, the Company will receive net proceeds of $60,000. If 75%, 50% or 25% of the shares are sold the Company will receive net proceeds of $45,000, $30,000, and $15,000, respectively. There is no guarantee that this Offering will successfully raise enough funds to institute its business plan. Additionally, there is no guarantee that a public market will ever develop and you may be unable to sell your shares.

The shares being offered by the Company will be offered for a period of two hundred and seventy (270) days from the original effective date of this Prospectus, unless extended by our directors for an additional 90 days.

Bally, Corp. is a development stage company and currently has minimal active business operations. Any investment in the Shares offered herein involves a high degree of risk. You should only purchase Shares if you can afford a complete loss of your investment. Our independent auditors have issued an audit opinion for Bally, Corp., which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND, PARTICULARLY, THE RISK FACTORS SECTION, BEGINNING ON PAGE 6.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities division has approved or disapproved these securities, or determined if this Prospectus is current, complete, truthful or accurate. Any representation to the contrary is a criminal offense.

Until _____, 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY OF PROSPECTUS

You should read the following summary together with the more detailed business information, financial statements and related notes that appear elsewhere in this Prospectus. In this Prospectus, unless the context otherwise denotes, references to "we," "us," "our", “Bally”, and “Company” are to Bally, Corp.

A Cautionary Note on Forward-Looking Statements

This Prospectus contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors,” that may cause our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

General Information about Our Company

Bally, Corp. was incorporated in the State of Nevada on March 13, 2013. Bally is an e-commerce development stage company that intends to establish itself as a branded online distribution and retail hardware company offering reliable and affordable small farming, household gardening and tool products.

We intend to import small farming, household gardening and general small tools directly from manufacturers and market to consumers in the Republic of India. We plan to market via our website: http://www.ballycorp.com and sell these products directly to end users through our website. We entered into our 1st supply agreement from a Manufacturer based in Mainland China on October 15, 2013.

We are a development stage company and have commenced only minimal business operations and have not generated any revenues. Our auditors issued a "substantial doubt" going concern opinion. Our only assets are our cash at ~~September 13, 2013~~December 31, 2013, consisting of approximately $~~13,093~~8,927 in cash generated from the issuance of shares of Company common stock to our founder and prepaid expenses of approximately $1,991.

Our monthly expense rate is currently $1,500 per month, and our present capital will last us approximately 6~~8~~ months. Our funds on hand will only provide us with the ability to pay for the expenses related to this Offering. Currently we do not have sufficient capital to fund our business development. Per the Use of Proceeds section, we are attempting to raise $60,000, from this Offering. However, if we raise $30,000 we estimate this is sufficient to develop the business for the next 12 months. If we are only able to raise $15,000, from the Offering, then we estimate this will be sufficient for the next 12 months to cover professional fees and minimal business development. We estimate we need to raise at least $12,000 to cover professional fees and miscellaneous expenses for the 12 months but we would be unable to develop our business in any material way.

Bally’s business and corporate address is 2620 Regatta Dr., Ste 102, Las Vegas, 89128. Our telephone number in North America is 877-284-1041 and in India it is 0008001004322 and our registered agent for service of process is CORP 95, LLC, 2620 Regatta Dr., Ste., 102, Las Vegas, Nevada, 89128. Our fiscal year end is September 30.

The Company will utilize a virtual workplace (our sole officer and independent contractors will work from their residences eliminating their need for permanent offices). While our sole officer and director is self-employed operating another business, he currently works from his residence in Ludhiana, Punjab, India. Because at this time all the work can be done via the internet and telephone, there is no need to have a dedicated office space and the extra costs associated with that. We have no intention of finding, in the near future, office space to rent during the development stage of the company.

We received our initial funding of $25,000 through the sale of common stock to our sole officer and director. Surjeet Singh purchased 5,000,000 shares of our common stock at $0.005 on August 5, 2013 for $25,000. Our financial statements from inception (March 13, 2013) through the period ended ~~September~~ December 31~~0~~, 2013, report no revenues and a net loss of $~~13,106~~15,281.

This is our initial public offering. We are registering a total of 6,000,000 shares of our common stock. All of the shares being registered for sale by the Company will be sold at a price per share of $0.01 for the duration of the Offering.

We will be selling the 6,000,000 shares of common stock we are offering as a self-underwritten offering. There is no minimum amount we are required to raise in this Offering, and any funds received will be immediately available to us. This Offering will terminate on the earlier of the sale of all of the shares offered or 270 days after the date of the Prospectus, unless extended an additional 90 days by our board of directors.

There is no current public market for our securities. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the JOBS Act. For as long as a company is deemed to be an emerging growth company, it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

  a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis included in an initial public offering registration statement;

  an exemption to provide less than five years of selected financial data in an initial public offering registration statement;

  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;

  an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

  an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

  reduced disclosure about the emerging growth company's executive compensation arrangements.

An emerging growth company is also exempt from Section 404(b) of Sarbanes Oxley which requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting. Similarly, as a Smaller Reporting Company we are exempt from Section 404(b) of the Sarbanes-Oxley Act and our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until such time as we cease being a Smaller Reporting Company.

As an emerging growth company, Bally, Corp.is exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would cease to be an emerging growth company upon the earliest of:

  the first fiscal year following the fifth anniversary of this offering,

  the first fiscal year after our annual gross revenues are $1 billion or more,

  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or as of the end of any fiscal year in which the market value of our common stock held by non- affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

The Offering

Following is a brief summary of this Offering. Please see the Plan of Distribution and Terms of the Offering sections for a more detailed description of the terms of the Offering.

Offering Securities being Offered	6,000,000 shares of common stock: This Offering will terminate on the earlier of the sale of all of the shares offered by the Company or 270 days after the date of the Prospectus, unless extended by our Board of Director for an additional 90 days

Price per share	All of the shares being registered for sale by the Company will be sold at a fixed price per share of $0.01 for the duration of the Offering.

Securities Issued and Outstanding

5,000,000 shares of common stock are issued and outstanding before the offering and 11,000,000 shares will be outstanding after the Offering, assuming all shares are sold. However, if only 50% or 25% of the shares being offered are sold, there will be 8,000,000 or 6,500,000 shares outstanding, respectively.

Offering Proceeds	$60,000 assuming 100% of the shares being sold. However, if only 50% or 25% of the shares being offered are sold, the proceeds will be $30,000 or $15,000, respectively.

Registration costs

We estimate our total offering registration costs to be $11,800. ~~If we experience a shortage of funds prior to funding, our directors have informally agreed to advance funds to allow us to pay for offering costs, filing fees, and correspondence with our shareholders; however, our directors have no formal commitment or legal obligation to advance or loan funds to the Company.~~

Our officer, director, control person and/or affiliates do not intend to purchase any Shares in this Offering. If all the Shares in this Offering are sold, our sole executive officer and director will own 45.5% of our common stock. However, if only 50% or 25% of the Shares in this Offering are sold, our sole executive officer and director will own 62.5% or 76.9%, respectively.

RISK FACTORS

An investment in these securities involves a high degree of risk and is speculative in nature. In addition to the other information regarding the Company contained in this Prospectus, you should consider many important factors in determining whether to purchase Shares. Following are what we believe are material risks related to the Company and an investment in the Company

Risks Associated With Bally, Corp.:

Our independent auditors have issued an audit opinion for Bally, Corp. which includes a statement describing our going concern status. Our financial status creates a doubt whether we will continue as a going concern.

As described in Note 3 of our accompanying financial statements, our auditors have issued a going concern opinion regarding the Company. This means there is substantial doubt we can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty regarding our ability to continue in business. As such, we may have to cease operations and investors could lose part or all of their investment in the Company.

We lack an operating history and have losses which we expect to continue into the future. There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

We were incorporated on March 13, 2013 and we have not fully developed our proposed business operations and have realized no revenues. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception to ~~September 30~~December 31, 2013, was $~~13,106~~15,281 of which approximately $~~12,482~~14,082 is for professional fees in connection with this Offering. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

  Completion of this Offering,

  Our ability to attract customers who will buy our services,

  Our ability to generate revenue through the sale of our services.

Based upon current plans, we expect to incur operating losses in future periods because we will be incurring expenses and not generating revenues. We cannot guarantee that we will be successful in generating revenues in the future. In the event the Company is unable to generate revenues, it may be required to seek additional funding. Such funding may not be available, or may not be available on terms which are beneficial and/or acceptable to the Company. In the event the Company cannot generate revenues and/or secure additional financing, the Company may be forced to cease operations and investors will likely lose some or all of their investment in the Company.

The current status of our business depends on securing contracts with suppliers and orders with customers and ensuring products to sell.

To date, although we have entered into a distribution agreements with our preferred supplier, we cannot guarantee that we will be able to sell specific products or maintain sufficient supply of specific products for our business. We have not yet sold products to any customer or developed a customer base. If we are unable to maintain our relationship with our preferred suppliers, or, in the alternative, secure another comparable supplier, we may be forced to cease operations. Similarly, if we fail to develop a customer base we may be forced to cease operations.

We are exposed to market risk from changes in foreign currency exchange rates which could negatively impact profitability.

We intend to sell our products in India. As a result, there is exposure to foreign currency risk as we enter into transactions denominated in foreign currencies. Our predominant exposures are in United States, Chinese, Indian and European currencies. With respect to the effects on potential earnings, if Indian currencies weaken relative to other currencies, our earnings could be negatively impacted. The translation impact may be more material in the future. We have not utilized risk management tools such as hedging.

We plan to acquire products from our suppliers that are manufactured in China and eventually expand to other Asian markets and Europe. To the extent the Indian Rupee or other currencies appreciate with respect to the U.S. dollar, Asian or European currencies, we may experience cost increases on such purchases. We may not be successful at implementing any actions that will mitigate the related cost increases and thus its profitability may be adversely impacted.

Our business is subject to risks associated with sourcing and manufacturing in China and other Asian markets.

We plan to import finished goods and component parts. Substantially all of our import operations will be subject to customs requirements and to tariffs and quotas set by governments through mutual agreements, bilateral actions or, in some cases unilateral action. In addition, the countries in which our products and materials are manufactured or imported may from time to time impose additional quotas, duties, tariffs or other restrictions on its imports (including restrictions on manufacturing operations) or adversely modify existing restrictions. Imports are also subject to unpredictable foreign currency variation which may increase our cost of goods sold. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs regulations or similar laws, could harm our business.

Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, or severe weather. These issues could delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition. We will be shipping into the Kandla Sea Port and have not yet identified any alternatives.

Problems with product quality or product performance, including defects, in the products we distribute could result in a decrease in customers and revenue, unexpected expenses and loss of market share for our company.

Because we are sourcing our products from China and intend to source from other Asian markets such as Hong Kong and India, we may encounter issues with product quality and consistency. If we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed.

The possibility of future product failures could cause us to incur substantial expense to repair or replace defective product

We do not have any additional source of funding for our business plans and may be unable to find any such funding if and when needed, resulting in the failure of our business.

Other than the shares offered by this Prospectus, no other source of capital has been identified or sought. However, our directors have indicated a willingness to loan funds as needed during the start-up phase of our operations to cover any short-fall in funds required to pay for offering costs, filing fees, and correspondence with our shareholders. However, our sole director has not guaranteed any loans to cover a shortfall in funds should this offering fail. As a result we do not have an alternate source of funds should we fail to complete this Offering. If we do find an alternative source of capital, the terms and conditions of acquiring such capital may result in dilution and the resultant lessening of value of the shares of stockholders.

If we are not successful in raising sufficient capital through this Offering, we will be faced with several options:

1.	abandon our business plans, cease operations and go out of business;
2.	continue to seek alternative and acceptable sources of capital; or
3.	bring in additional capital that may result in a change of control.

In the event any of the above circumstances occur, you could lose a substantial part or all of your investment. In addition, there can be no guarantee that the total proceeds raised in this Offering will be sufficient, as we have projected, to fund our business plans or that we will be profitable. As a result, you could lose any investment you make in our shares.

We possess minimal capital, which may severely restrict our ability to develop our services. If we are unable to raise additional capital, our business will fail.

We possess minimal capital and must limit the amount of marketing we can perform with respect to our services. We feel we require a minimum of $30,000 to provide sufficient capital to continue with operations and development of the business plan. Our business plan contemplates the development of a website and purchasing of inventory to sell on our website. Our limited marketing activities may not attract enough paying customers to generate sufficient revenue to operate profitably, expand our products, implement our business plan or continue operating our business. Our limited marketing capabilities may have a negative effect on our business and may cause us to limit or cease our business operations which could result in investors losing some or all of their investment in the Company.

If only 25% of the offering is sold we will only have enough funds to allocate $1,000 to advertising and marketing and $500 to inventory which would seriously hinder the development of our business and the ability to generate revenues.

If only 25% of the offering is sold, we would still incur expected professional (legal and accounting) fees of $12,000, which will have to be paid to maintain reporting status during the next 12 months. We will also pay minimal office and miscellaneous expenses, and then any leftover funds will be applied to finalize the design and development of our website. Based on raising only 25% or $15,000 we will only be able to allocate $1,000 to advertising and marketing with Google Adwords/Pay-per-Click and $500 for inventory. This would seriously hinder the development of our business and our ability to generate revenues. We would not be able to develop the business and/or generate any revenues in the first year without additional financing.

Because Mr. Singh (our sole officer and director) has other outside business activities and will have limited time to spend on our business, our operations may be sporadic, which may result in periodic interruptions or suspensions of operations.

Because our officer and director has other outside business activities and will only be devoting between 20-50% of his time, or 8-20 hours per week each to our operations, our operations may be sporadic and occur at times which are convenient to Mr. Singh. In the event they are unable to fulfill any aspect of their duties to the Company, we may experience a shortfall or complete lack of sales resulting in little or no profits and eventual closure of the business.

Because management has limited experience in managing an online retail store selling reliable and affordable small farming, household gardening and tool products, our business has a higher risk of failure.

Our sole officer and director has limited business experience in managing an online retail store. Additionally, our principal executive officer and principal financial officer has no experience running a public company. Consequently, management’s decisions and choices may not be well thought out, and we may be unable to contract adequately experienced personal to assist in online marketing, and our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

We are dependent upon our current sole officer.

We currently are managed by one officer and we are entirely dependent upon them in order to conduct our operations. If he should resign or die, there will be no one to run Bally, Corp., and the company has no Key Man insurance. If our current officer is no longer able to serve as such and we are unable to find other persons to replace him, it will have a negative effect on our ability to continue active business operations and could result in investors losing some or all of their investment in the Company.

Our controlling stockholder has significant influence over the Company.

As of ~~October 31, 2013~~February 15, 2014, Surjeet Singh, the Company’s Chief Executive Officer and Secretary, owns100% of the outstanding common stock, which becomes 45.5% if all of the shares offered, are sold. As a result, Mr. Singh possesses significant influence over our affairs. His stock ownership and sole directorship, may have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially and adversely affect the market price of our common stock.

One investor holds a controlling interest in our stock. As a result, the ability of minority shareholders to influence our affairs is extremely limited.

One investor, our President, owns a controlling interest in our outstanding common stock on a primary basis. As a result, he has the ability to control all matters submitted to the stockholders of Bally, Corp for approval (including the election and removal of directors). A significant change to the composition of our board could lead to a change in management and our business plan. Any such transition could lead to, among other things, a decline in service levels, disruption in our operations and departures of key personnel, which could in turn harm our business.

Minority shareholders of Bally, Corp. will be unable to affect the outcome of stockholder voting as long as Mr. Singh retains a controlling interest.

Having only one director limits our ability to establish effective independent corporate governance procedures and increases the control of our president over operations and business decisions.

We have only one director, who is our principal executive officer. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like compensation or audit issues. In addition, a tie vote of board members is decided in favor of the chairman, which gives him significant control over all corporate issues, including all major decisions on operations and corporate matters such as approving business combinations.

Until we have a larger board of directors that would include some independent members, if ever, there will be limited oversight of our president’s decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

Risks Associated With This Offering

If we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934, we will continue as a reporting company and will not be subject to the proxy statement requirements, and our officer, director and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.

As a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission such as annual reports on form 10K, quarterly reports on form 10Q and Current Reports on Form 8-K, including a Form 10-K for the year ended September 30, 2014, assuming this registration statement is declared effective before that date. At or prior to September 30, 2014, we intend to voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officer, director and 5% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 2,000 shareholders or 500 unaccredited shareholders and total assets of more than $10 million on January 31, 2014. If we do not file a registration statement on Form 8-A at or prior to January 31, 2014, we will continue as a reporting company and will not be subject to the proxy statement requirements of the 1934 Act, and our officer, director and 5% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.

The shares being offered are defined as "penny stock", the rules imposed on the sale of the shares may affect your ability to resell any shares you may purchase, if at all.

The shares being offered are defined as a “penny stock” under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse, or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may also affect your ability to resell any shares you may purchase in this offering in the public markets.

Market for penny stock has suffered in recent years from patterns of fraud and abuse

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

  Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

  Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

  Boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;

  Excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and,

  The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

The shares offered by the Company through this offering will be sold without an underwriter, and we may be unable to sell any shares.

This Offering is being conducted on a “best-efforts” basis, that is, we intend to sell them through our sole officer and director, who will use his best efforts to sell the shares to the public. He will receive no commissions. He will offer the shares to friends, relatives, acquaintances and business associates; however, there is no guarantee that he will be able to sell any of the shares. Unless he is successful in selling all of the shares and receiving all of the proceeds from this Offering, we may have to seek alternative financing to implement our business plans.

Since there is no minimum for our offering, if only a few persons purchase shares they will lose their money immediately without us being even able to develop a market for our shares.

Since there is no minimum with respect to the number of shares to be sold directly by the Company in its offering, if only a few shares are sold, we will be unable to even attempt to create a public market of any kind for our shares. In such an event, it is highly likely that the entire investment of the early and only share purchasers would be lost immediately.

If Our Registration Statement Is Declared Effective, We Will Be Subject To Reporting Requirements And We Currently Do Not Have Sufficient Capital To Maintain This Reporting Status With The Sec.

If our registration statement is declared effective, we will have a reporting obligation to the SEC. As of the date of this Prospectus, the funds currently available to us will not be sufficient to meet our reporting obligations. If we fail to meet our reporting obligations, we will lose our reporting status with the SEC. Our management believes that if we cannot maintain our reporting status with the SEC, we will have to cease all efforts directed towards developing our company. In that event, any investment in the company could be lost in its entirety.

Additionally, failure to comply with Section 15(d) reporting obligations may give rise to liability, including liabilities under Section 10(b) and Rule 10b-5 of the Exchange Act.

You may not revoke your subscription agreement once it is accepted by the Company or receive a refund of any funds advanced in connection with your accepted subscription agreement and as a result, you may lose all or part of your investment in our common stock.

Once your subscription agreement is accepted by the Company, you may not revoke the agreement or request a refund of any monies paid in connection with the subscription agreement, even if you subsequently learn information about the Company that you consider to be materially unfavorable. The Company reserves the right to begin using the proceeds from this offering as soon as the funds have been received and will retain broad discretion in the allocation of the net proceeds of this offering. The precise amounts and timing of the Company’s use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. There can be no assurance that the Company will receive sufficient funds to execute the Company’s business strategy and accomplish the Company’s objectives. Accordingly, the Company’s business may fail and we will have to cease our operations. Additionally, you may be unable to sell your shares of our common stock at a price equal to or greater than the subscription price you paid for such shares, and you may lose all or part of your investment in our common stock.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this Offering.

There currently is no public trading market for our common stock. Therefore there is no central place, such as a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale. We plan to contact a market maker to file an application on our behalf to have our common stock listed for quotation on the Over-the-Counter Bulletin Board (OTCBB) immediately following the effectiveness of this Registration Statement. The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Bally, Corp. or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

The lack of a public trading market for our shares may have a negative effect on your ability to sell your shares in the future and it also may have a negative effect on the price, if any, for which you may be able to sell your shares. As a result an investment in the Shares may be illiquid in nature and investors could lose some or all of their investment in the Company.

Our financial statements may not be comparable to those of companies that comply with new or revised accounting standards.

We have elected to take advantage of the benefits of the extended transition period that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Our financial statements may, therefore, not be comparable to those of companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our status as an “emerging growth company” under the JOBS Act Of2012 may make it more difficult to raise capital when we need to do it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an “emerging growth company.”

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

As an “emerging growth company” , we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur ongoing costs and expenses for SEC reporting and compliance, without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the estimated $11,800 cost of this Registration Statement to be paid from our cash on hand. Going forward, the Company will have ongoing SEC compliance and reporting obligations, estimated as approximately $12,000 annually. Such ongoing obligations will require the Company to expend additional amounts on compliance, legal and auditing costs. In order for us to remain in compliance, we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance, it may be difficult for you to resell any shares you may purchase, if at all.

Our sole officer and director owns 100% of the outstanding shares of our common stock. After the completion of this Offering, he will beneficially own 45.5% of the outstanding shares assuming all of the shares being offered by the Company are sold. If he chooses to sell his shares in the future, it might have an adverse effect on the price of our stock.

Rule 144(i) prohibits re-sales of restricted securities, pursuant to Rule 144, by shareholders of shell companies. Since we are a shell company under the definition contained in Rule 144(i), our officers and directors, and anyone else who owns restricted stock of the Company, will be unable to resell their respective shares until at least one year after the Company ceases being a shell company, unless those shares are registered in the interim.

Unless registered, one year after the Company ceases to be a shell company, if our officer and director decides to sell any of their common stock; they will be subject to Rule 144 under the 1933 Securities Act.

Rule 144 restricts the ability of a director or officer (affiliate) to sell shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC. .

Our sole Officer And Director Currently Own 100% Of The Issued And Outstanding Stock And Will Continue to Control at least 45.5% Of The Company`s Issued And Outstanding Common Stock After This Offering assuming all the shares being offered by the Company are sold.

Presently, the Company’s sole Officer and Director beneficially owns 5,000,000 (100%) shares of the outstanding common stock of the Company. Because of such ownership, investors in this Offering will have limited control over matters requiring approval by Bally, Corp. Shareholders, including the election of directors. Because there is no minimum amount required to be raised under this Offering, there is no guarantee that our current Shareholder, Officer and Director will own less than a majority of the issued and outstanding shares after the completion or termination of this Offering. Even if our current Officer and Director does own less than a majority of our issued and outstanding shares of common stock following this Offering, he may still remain the single largest beneficial owner of our issued and outstanding shares of common stock. In addition, certain provisions of Nevada State law could have the effect of making it more difficult or more expensive for a third party to acquire, or from discouraging a third party from attempting to acquire, control of the Company. For example, Nevada law provides that approval of a majority of the stockholders is required to remove a director, which may make it more difficult for a third party to gain control of the Company. This concentration of ownership limits the power to exercise control by the minority shareholders.

Our director and officer will control and make corporate decisions that may differ from those that might be made by the other shareholders.

Due to the controlling amount of his share ownership in our Company, our director will have a significant influence in determining the outcome of all corporate transactions, including the power to prevent or cause a change in control. His interests may differ from the interests of other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Our future results may vary significantly in the future which may adversely affect the price of our common stock.

It is possible that our quarterly revenues and operating results may vary significantly in the future and that period-to-period comparisons of our revenues and operating results are not necessarily meaningful indicators of the future. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our revenues and operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

We Are Unlikely To Pay Dividends

To date, we have not paid, nor do we intend to pay in the foreseeable future, dividends on our common stock, even if we become profitable. Earnings, if any, are expected to be used to advance our activities and for general corporate purposes, rather than to make distributions to stockholders. Prospective investors will likely need to rely on an increase in the price of Company stock to profit from his or her investment. There are no guarantees that any market for our common stock will ever develop or that the price of our stock will ever increase. If prospective investors purchase Shares pursuant to this Offering, they must be prepared to be unable to liquidate their investment and/or lose their entire investment.

Since we are not in a financial position to pay dividends on our common stock, and future dividends are not presently being contemplated, investors are advised that return on investment in our common stock is restricted to an appreciation in the share price. The potential or likelihood of an increase in share price is questionable at best.

Our shares may not become eligible to be traded electronically which would result in brokerage firms being unwilling to trade them.

If we become able to have our shares of common stock quoted on the OTCBB, we will then try, through a broker-dealer and its clearing firm, to become eligible with the Depository Trust Company ("DTC") to permit our shares to trade electronically. If an issuer is not “DTC-eligible,” then its shares cannot be electronically transferred between brokerage accounts, which, based on the realities of the marketplace as it exists today (especially the OTCBB), means that shares of a company will not be traded (technically the shares can be traded manually between accounts, but this takes days and is not a realistic option for companies relying on broker dealers for stock transactions - like all companies on the OTCBB. What this boils down to is that while DTC-eligibility is not a requirement to trade on the OTCBB, it is a necessity to process trades on the OTCBB if a company’s stock is going to trade with any volume. There are no assurances that our shares will ever become DTC-eligible or, if they do, how long it will take.

United States state securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

There is no public market for our securities, and there can be no assurance that any public market will develop in the foreseeable future. Secondary trading in securities sold in this offering will not be possible in any state in the U.S. unless and until the common shares are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. There can be no assurance that we will be successful in registering or qualifying our securities for secondary trading, or identifying an available exemption for secondary trading in our securities in every state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the securities in any particular state, the securities could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our securities, the market for our securities could be adversely affected.

If we have less than 300 record shareholders at the beginning of any fiscal year, other than the fiscal year within which this registration statement becomes effective, our reporting obligations under section 15(d) of the Exchange Act will be suspended.

There is a significant risk that we will have less than 300 record shareholders at our next fiscal year end and at the conclusion of this offering. If we have less than 300 record shareholders, our reporting obligations under Section 15(d) of the Exchange Act will be suspended, and we would no longer be obligated to provide periodic reports following the Form 10-K for the fiscal year end immediately following this offering. Furthermore, if, at the beginning of any fiscal year, we have fewer than 300 record shareholders for the class of securities being registered under this registration statement, our reporting obligations under Section 15(d) of the Exchange Act will be automatically suspended for that fiscal year. If we were to cease reporting, you will not have access to updated information regarding the Company’s business, financial condition and results of operation.

USE OF PROCEEDS

The following table details the Company’s intended use of proceeds from this Offering, for the first twelve (12) months after successful completion of the Offering. None of the expenditures itemized are listed in any particular order of priority or importance. Since the Company does not intend to pay any Offering expenses from the proceeds from this Offering, and assuming that $60,000 (100%), $30,000 (50%), or $15,000 (25%) of the Offering is sold, the gross aggregate proceeds will be allocated as follows:

Expenditure Item**	100%	75%	50%	25%
Professional Fees	$12,000	$12,000	$12,000	$12,000
Website Design and Development	3,500	3,500	2,000	1,000
Advertising and Marketing	14,000	14,000	8,000	1,000
Inventory	14,000	14,000	7,000	500
Office and Miscellaneous Expenses	1,000	1,500	1,000	500
Working Capital	15,500		-	-
Total	$60,000	$45,000	$30,000	$15,000

There is no minimum amount we are required to raise in this offering and any funds received will be immediately available to us.

**The above expenditures are defined as follows:

Professional Fees: Pertains to legal services and accounting fees and regulatory filing fees that will be incurred by the company after our offering is effective. These are different from our offering expenses as our offering expenses relate to the expenses incurred for our offering to become effective.

Website Design and Development: Pertains to the payments that will be made to design and develop our website.

Advertising and Marketing: Pertains to the cost of advertising and marketing our products.

Inventory: Pertains to the products we will be buying as inventory from our suppliers and sell on our website to our customers.

Office and Miscellaneous Expenses: These are the costs of operating our office including telephone services, mail, stationary, office supplies, bank service fees and charges, and other miscellaneous expenses.

Working Capital: Pertains to the funds allocated to general working capital. These funds have not yet been allocated and will be used for any unanticipated under budgeting.

There is no assurance that we will be able to raise the entire $60,000 with this Offering. Therefore, the following details how we will use the proceeds if we raise only 50% or 25% of this Offering:

If only 75% of this Offering is sold, Bally, Corp. estimates that this would provide sufficient capital to allocate the full amounts to professional fees, website design, advertising and marketing, inventory and office expenses.

If only 50% of this Offering is sold, Bally, Corp. estimates that this would provide sufficient capital to continue with operations and further development of the business plan, but we would only be able to spend $8,000 to spend on advertising and marketing our services and only $7,000 for inventory. Under this scenario, we estimate that we would be able to generate enough revenues to sustain our business. Should we be unable to generate sufficient revenues to sustain our business, we will have to find other sources of financing. We estimate that we would be able to operate our business for the next 12 months even if we are unable to generate sufficient revenues to sustain our business.

If only 25% of the offering is sold, we would still incur expected professional (legal and accounting) fees of $12,000, which will have to be paid to maintain reporting status during the next 12 months. We will also pay minimal office and miscellaneous expenses, and then any leftover funds will be applied to the design and development of our website as well as on advertising and marketing and minimal inventory. Based on raising only 25% or $15,000, we will allocate only $1,000 to finalize development of our website and only $1,000 for advertising and marketing. We would also only allocate $500 to inventory. This would seriously hinder the development of our business and our ability to generate revenues. We would not be able to develop the business and/or generate any revenues in the first year without additional financing.

If we do not raise sufficient funds to cover professional fees, estimated to be $12,000 for the first 12 months, we would not be able to remain reporting with the SEC, and therefore we would not be able to obtain an OTCBB quotation.

DETERMINATION OF OFFERING PRICE

The price of the shares we are offering was arbitrarily determined in order for us to raise up to a total of $60,000 in this Offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

*	our lack of operating history
*	the proceeds to be raised by the offering
*	the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing Stockholders, and
*	our relative cash requirements.

DILUTION

Dilution represents the difference between the Offering price and the net tangible book value per share immediately after completion of this Offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the Offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of shares of our common stock held by our existing stockholders.

As of ~~September 30~~December 31, 2013, the net tangible book value of our shares of common stock was approximately $~~11,894~~9,719 or approximately $0.002 per share based upon 5,000,000 shares outstanding.

	100%		75%	50%	25%
	(6,000,000		(4,500,000	(3,000,000	(1,500,000
	Shares)		Shares)	Shares)	Shares)
Net Tangible Book Value Per Share Prior to	0.002		0.002	0.002	0.002
Stock Sale
Net Tangible Book Value Per Share After	0.006~~7~~		0.006	0.005	0.004
Stock Sale
Increase in net book value per share due to	0.004~~5~~		0.004	0.003	0.002
stock sale
Dilution (subscription price of $0.01 less NBV	(0.004~~3~~	)	(0.004)	(0.005)	(0.006)
per share) to purchasing shareholders

SELLING SECURITY HOLDERS

Not applicable. We do not have any selling security holders.

PLAN OF DISTRIBUTION

Shares Offered by the Company will be Sold by Our Sole Officer and Director

The Company, and its management, will comply with Regulation M. Management will not bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period. Neither the Company, nor its management will purchase shares in the secondary market, nor will management attempt to manipulate or affect the price of shares, by way of stabilizing bids or otherwise. Rule 102(b)(5) of Regulation M exempts offers to sell the underlying securities, which will be the only activity of management or the issuer.

This is a self-underwritten (“best-efforts”) Offering. This Prospectus is part of a prospectus that permits our sole officer and director to sell the shares being offered by the Company directly to the public, with no commission or other remuneration payable to him for any shares he may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. Surjeet Singh, our sole officer and director, will sell the shares and intend to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, our officer and director will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The sole officer and director will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer.

a.	Our sole officer and director are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation; and,
b.

Our sole officer and director will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c.	Our sole officer and director is not, nor will be at the time of his participation in the offering, an associated person of a broker-dealer; and

d.

Our sole officer and director meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our Company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Our sole officer, director, control person and affiliates of same do not intend to purchase any shares in this offering.

Terms of the Offering

The Shares offered by the Company will be sold at the fixed price of $0.01 per share until the completion of this Offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This Offering will commence on the date the registration statement is declared effective (which also serves as the date of this prospectus) and continues for a period of 270 days, unless we extend the Offering period for an additional 90 days, or unless the offering is completed or otherwise terminated by us (the "Expiration Date").

Mr. Singh will offer and sell the shares in this offering to friends, family members and business acquaintances. The only materials that Mr. Singh will use to solicit investors will be the prospectus once it is declared effective.

This Offering has no minimum and, as such, we will be able to spend any of the proceeds received by us.

Offering Proceeds

We will be selling all of the 6,000,000 shares of common stock we are offering as a self-underwritten Offering. There is no minimum amount we are required to raise in this offering and any funds received will be immediately available to us.

Procedures and Requirements for Subscription

If you decide to subscribe for any Shares in this Offering, you will be required to execute a Subscription Agreement and tender it, together with a check or certified funds to us. Subscriptions, once received by the Company, are irrevocable. All checks for subscriptions should be made payable to “Bally, Corp.”.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share and 20,000,000 shares of preferred stock, par value $0.0001.

Common Stock

The holders of our common stock (i) have equal ratable rights to dividends from funds legally available, therefore, when, as and if declared by our Board; (ii) are entitled to share in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. Reference is made to the Company’s Articles of Incorporation, By-laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company’s securities.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights; meaning that the holders of 50.1% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, and, in such event, the holders of the remaining shares will not be able to elect any of our directors. After this Offering is completed (assuming the entire 6,000,000 shares are sold), the present stockholder will own 45.5% of our outstanding shares and the purchasers in this Offering will own 54.5%. If 50% or 25% (3,000,000 or 1,500,000) shares are sold, the present stockholder will own 62.5% or 76.9% of our outstanding shares, respectively and the purchasers in this Offering will own 37.5% or 23.1%, respectively.

Cash Dividends

As of the date of this Prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

INTEREST OF NAMED EXPERTS AND COUNSEL

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our audited financial statements for the period from inception (March 13, 2013) through September 30, 2013, and our unaudited statements for the period from inception (March 13, 2013) through December 31, 2013, are included in this prospectus. Paritz & Company PA, 15 Warren Street, Hackensack, NJ, 07601, has audited our September 30, 2013, financial statements. We include the financial statements in reliance on their reports, given upon their authority as experts in accounting and auditing.

Thomas E. Stepp, Jr. of Stepp Law Corporation 15707 Rockfield Blvd., Suite 101, Irvine, CA 92618 has provided an opinion upon the validity of the common stock offered hereby.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in us, nor was any such person connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

INFORMATION WITH RESPECT TO THE REGISTRANT

DESCRIPTION OF BUSINESS

Business Development

Bally, Corp. was incorporated in the State of Nevada on March 13, 2013, and our fiscal year end is September 30. The company's administrative address is, 2620 Regatta Dr., Ste 102, Las Vegas, 89128. Our telephone number in North America is 877-284-1041 and in India it is 0008001004322.

Bally, Corp. has no revenues, and has only limited cash on hand. We have sustained losses since inception and have relied solely upon the sale of our securities for funding.

Bally has never declared bankruptcy, been in receivership, or involved in any kind of legal proceeding. Bally, Corp., its director, officer, affiliates and promoters have not and do not intend to enter into negotiations or discussions with representatives or owners of any other businesses or companies regarding the possibility of an acquisition or merger.

Principal Products, Services and Their Markets

Bally, Corp. plans to derive its revenues from the sale of small farming and household gardening and small tools sourced from China, other parts of Asia and Europe and sold in India on its website www.ballycorp.com. Products will be sold in both US dollars and the Indian Rupee. Below is a sample of the various products that we have already sourced:

Round Point Shovel

Our products will be shipped via Ocean from China to the Kandla Sea Port in India where the goods will then be transported and kept in storage on the Mr. Singh’s property in Ludhiana while in the development stage of operations. Once we start ordering and receiving order in greater volume we will identify a fulfillment warehouse to store the inventory and fulfill the orders. We have not yet identified a fulfillment warehouse. Once we begin taking orders from our Website Mr. Singh and later the fulfillment warehouse will receive a copy of the order and it will be shipped to the customer. All orders will be paid using our ecommerce website at time of purchase.

According to Avnish Bajaj, co-founder of Matrix Partners India, an ecommerce venture capital firm India’s online retail market could double in size, and within 5 years annual online sales could top $15 billion. According to market research by such firms as Forrester Research Inc. they are currently estimated at about $1.6 billion but the Indian direct to consumer e-commerce market is likely to double in size to more than $3 billion within 3 years, and could grow to an estimated $15 billion by 2017.

We estimate that our products will be competitive by marking them up 50% from our landed cost. There is no guarantee that our revenue model will be successful as there a many competitors and we anticipate more as the market continues to grow1.

Plan of Operations

We have concluded that a minimum capital investment of $30,000 or the sale of 50% of this Offering is required in order to finalize development of the website, advertise and market our website and products and buy sufficient inventory in order to carry our business plan. To design and develop our website fully in both English and Standard Hindi with mobile-optimization, we will require $2,000. $7,000 will be allocated to purchasing sufficient inventory to sell on our website. Our advertising and marketing budget of $8,000 will be used to set up Google Adwords/Pay-per-Click Campaigns targeting people searching for our products, as well as an SEO effort that includes hiring a writer for blogging, link-building and social media marketing campaigns. An additional $12,000 will be used for Professional fees, which include fees to an accountant and legal advice. $1,000 will be used for miscellaneous office expenses that are

[1]	http://www.internetretailer.com/2013/01/11/indias-online-retail-market-could-double-size necessary to operate our business, such as phone service and internet service. However, in order to effectively develop our business plan, we feel that the full $60,000 or 100% of this Offering is required.

By the close of this offering, we expect we will have raised at least $30,000 but hopeful to have raised the full $60,000. We feel $30,000 is the minimum required to develop our business although there are no guarantees about how much we will raise and in what time frame. We expect to have the website fully complete and operational in both English and Indian within 4 months after the completion of this offering. We will continue to source additional products and product lines until this registration statement becomes effective and until such time that we feel we have enough of a variety of products to sell on our website. Once we have completed our website and it is fully operational we will begin to market our website using the following online social media avenues:

  facebook

  twitter

  google adwords

  blogging

We expect to contract out the marketing and advertising of our website and we will begin that once our website is fully developed and operational. We have hired an independent contractor to design and develop the website and we will hire another independent contractor to market and advertise our website and products. Mr. Singh also plans to use his connections and contacts from school, work and local production farmers living in the area to market the products and website. There will be no long-term agreement or contract with the independent contractors to maintain or manage the website or for our marketing and advertising initiatives. Because there will be no long-term agreement with independent contractors to maintain and troubleshoot issues that may arise with the website, the sole officer may not be able to resolve any potential problems, which could negatively affect the business. We expect this process to take approximately 4 months and initial advertising and marketing of our services to take 2 months. As such, we expect to generate revenues in the last six months of the first year following completion of the Offering.

Status of Publicly Announced New Products or Services

Bally currently have no new publicly announced products or services other than the products it expects to sell on its website.

Competitive Business Conditions and Strategy; Bally Corp’s Position in the Industry

Barrier to entry in the industry is extremely low and there are many competitors. Bally intends to establish itself as a competitive company in the online distribution and retail of small farming, household gardening and tool products. Bally’s main competitors will be firms offering similar products. Some of the online companies already established are: http://www.hardwarebajaar.com, http://www.toolswalt.com, http://www.infistock.com, and http://www.machpowertools.com.

As a new company compared to some of our competitors, they may have greater financial and marketing resources than do we and they may have a greater advantage to negotiate better discounts as they have been around longer. There are no assurances that our efforts to compete in the marketplace will be successful.

Talent Sources and Names of Principal Suppliers

Bally has hired an independent contractor to design and develop our website, as well we will hire an independent contractor to do our marketing and advertising of our website. We have entered into one contract for a supplier of goods with Zhongbo Heavy Industry Machinery & Equipment Co., Ltd. There are no minimum purchase requirements under the contract. The order must be paid within 24 hours. The Company has the right to examine the goods on arrival and has 7 days to notify Seller of any claim for damages. We will continue to source new products and suppliers from China, and intend to source in other parts of Asia; Hong Kong, India, and Europe. We have not yet sourced any new products or suppliers or identified other countries other than the ones mentioned.

Dependence on one or a few major Customers

Bally, Corp., will be dependent on the website, social media and google adwords for finding customers. Currently we have not yet acquired any customers since our website is yet fully developed and operational and we have yet to begin any advertising and marketing.

Patents, Trademarks, Licenses, Agreements or Contracts

There are no aspects of our business plan which require a patent, trademark, or product license. We have entered into one vendor agreement and have not entered into any other agreements of contracts that give or could give rise to any obligations or concessions.

Governmental Controls, Approval and Licensing Requirements

We are not aware of any governmental regulations which would currently be material to our operations. We plan to import finished goods and component parts. Substantially all of our import operations will be subject to customs requirements and to tariffs and quotas set by governments through mutual agreements, bilateral actions or, in some cases unilateral action. In addition, the countries in which our products and materials are manufactured or imported may from time to time impose additional quotas, duties, tariffs or other restrictions on its imports (including restrictions on manufacturing operations) or adversely modify existing restrictions. Imports are also subject to unpredictable foreign currency variation which may increase our cost of goods sold. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs regulations or similar laws, could harm our business. We have anticipated the following costs when importing our goods into India:

		Exchange
		Rate at
		February 15,
	Indian Rupee	2014	US Dollars
Documentation fee:	Rs. 300 per bill of entry	0.01614	$4.84 per bill of entry
	Minimum Rs.120 or at actual as		Minimum $1.94 or at actual as
CMC Fees:	per receipts	0.01614	per receipts
Agency charges:	Rs. 3,500 per shipment	0.01614	$56.48 per shipment
Labor charges:	Minimum Rs. 300 or actual	0.01614	Minimum $4.84 or actual
Warehouse charges:	At actual as per receipts	0.01614	At actual as per receipts
Transportation:	At actual as per receipts	0.01614	At actual as per receipts

~~· Documentation fee:~~
~~· CMC Fees:~~
~~· Agency charges:~~

~~Rs. 300 per bill of entry~~
~~Minimum Rs.120 or at actual as per receipts~~
~~Rs. 3,500 per shipment~~

~~·~~	~~Labor charges:~~	~~Minimum Rs. 300 or actual~~
~~·~~	~~Warehouse charges:~~	~~At actual as per receipts~~
~~·~~	~~Transportation:~~	~~At actual as per receipts~~

We have allocated an estimated 10% of our cost of inventory to allow for these additional costs in our plan of operations and use of proceeds to come up with our total cost of inventory.

The Company will be using Apex Seair in Delhi as our custom clearing agent. No contract or agreement is in place and they will used on an as needed basis and will invoiced according to the costs indicated above.

Research and Development Activities and Costs

We have spent no time on specialized research and development activities, and have no plans to undertake any research or development in the future.

Number of Employees

Bally, Corp. has no employees. The sole officer and director is donating his time to the development of the company, and intends to do whatever work is necessary in order to bring us to the point of earning revenues. We estimate that he will be able to complete his required work and complete whatever work is necessary by spending 8 to 20 hours per week without lending the Company additional funds. If this is not the case and additional time and funds will be require then he is willing to commit additional time funds although he has no commitment or contractual obligation to do so. We have no other employees, and do not foresee hiring any additional employees in the near future. We will be engaging independent contractors to design and develop our website and manage our internet marketing efforts.

Reports to Security Holders

~~Once this Offering is declared effective, Bally, Corp. will voluntarily make available an annual report including audited financials on Form 10-K to security holders.~~ We will file the necessary reports with the SEC pursuant to the Exchange Act, including but not limited to, the report on Form 8-K, annual reports on Form 10-K, and quarterly reports on Form 10-Q, as required by Section 15(d).

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other electronic information regarding Bally, Corp. and filed with the SEC at http://www.sec.gov.

DESCRIPTION OF PROPERTY

We do not own interests in any real property. Our sole director and officer will work out of his home in Ludhiana, India. This location currently serves as our primary office for planning and implementing our business plan. This space is currently sufficient for our purposes, and we expect it to be sufficient for the foreseeable future.

Bally, Corp. does not currently have any investments or interests in any real estate, nor do we have investments or an interest in any real estate mortgages or securities of persons engaged in real estate activities.

LEGAL PROCEEDINGS

We are not involved in any pending legal proceeding nor are we aware of any pending or threatened litigation against us.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No public market currently exists for shares of our common stock. Following completion of this Offering, we intend to contact a market maker to file an application on our behalf to have our common stock listed for quotation on the Over-the-Counter Bulletin Board.

All of the 5,000,000 shares of common stock outstanding as of ~~December 31, 2013~~February 15, 2014, were owned by Mr. Singh and may only be resold in compliance with Rule 144 of the Securities Act of 1933.

Holders of Our Common Stock

As of the date of this Prospectus statement, we have one (1) stockholder.

Registration Rights

We have no outstanding shares of common stock or any other securities to which we have granted registration rights.

Dividends

The Company does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The Company’s Board of Director currently plans to retain earnings for the development and expansion of the Company’s business. Any future determination as to the payment of dividends will be at the discretion of the Board of Director of the Company and will depend on a number of factors including future earnings, capital requirements, financial conditions and such other factors as the Board of Director may deem relevant.

Rule 144 Shares

All 5,000,000 of the presently outstanding shares of common stock are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Rule 144, as amended, is an exemption that generally provides that a person who has satisfied a six month holding period for such restricted securities may sell, within any three month period, provided the Company is current in its reporting obligations under the Exchange Act, and subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company’s outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. Our sole officer and director own 5,000,000 restricted shares, or 100% of the outstanding common stock. When these shares become available for resale, the sale of these shares by these individuals, whether pursuant to Rule 144 or otherwise, may have an immediate negative effect upon the price of the Company’s common stock in any market that might develop.

Rule 144(i) is not available for either a reporting or non-reporting shell company unless the company: (1) has ceased to be a shell company; (2) is subject to the Exchange Act reporting obligations; (3) has filed all required Exchange Act reports during the preceding twelve months; and (4) at least one year has elapsed from the time the company filed with the SEC, current Form 10 type information reflecting its status as an entity that is not a shell company.

As of the date of this Prospectus, no shares of our common stock are available for sale under Rule 144.

Reports

Following the effective date of this Registration Statement we will be subject to certain reporting requirements under Section 15(d) and will furnish annual financial reports to our stockholders, certified by our independent accountants, and will furnish un-audited quarterly financial reports in our quarterly reports filed electronically with the SEC. All reports and information filed by us can be found at the SEC website, www.sec.gov.

Transfer Agent

As at this date we have not engaged a stock transfer agent for our securities.

FINANCIAL STATEMENTS AND SELECTED FINANCIAL DATA

The following financial information summarizes the more complete historical financial information at the end of this prospectus.

			From
			Inception
	Three Months		(March 13,		From Inception
	Ended		2013	) to	(March 13, 2013)
	December 31,		December 31,		to September 30,
	2013		2013		2013

Total expenses	$2,175		$15,281		$13,106
Operating revenue	$-		$-		$-
Net loss	$(2,175)		$(15,281)		$(13,106)
Net loss per common share: Basic and Diluted	$(0.00)	$			$0.01
Weighted average number of common shares
outstanding: Basic and diluted	5,000,000				2,351,485
Cash dividends declared per common share	$-		$-		$-
Property and equipment, net	$-		$-		$-
Long-term debt	$-		$-		$-
Stockholders’ equity	$9,719		$9,719		$11,894

			From
			Inception		From Inception
	Three Months		(March 13,		(March 13,
	Ended		2013	) to	2013	) to
	December 31,		December 31,		September 30,
	2013		2013		2013
Cash used by investing activities	$-		$-		$-
Cash raised by financing activities	$-		$26,199		$26,199

Cash provided by (used in) operating activities	$(4,166)	$(17,272)	$(13,106)
Cash and cash equivalents on hand	$8,927	$8,927	$13,093

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section of the Prospectus includes a number of forward-looking statements that reflect our current views regarding the future events and financial performance of Bally, Corp.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis) unless the SEC determines that the application of such additional requirements is necessary or appropriate in the public interest, after considering protection of investors, and whether the action will promote efficiency, competition and capital formation;

  submit certain executive compensate on matters to shareholder advisory votes, such as “say-on- pay” and “say-on-frequency;” and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

We have generated no revenues since inception and have incurred $~~13,106~~15,281 in expenses through ~~September 30~~December 31, 2013.

The following table provides selected financial data about our company for the period ended December 31, 2013 and September 30, 2013.

Balance Sheet Data:	December 31, 2013	September 30, 2013
Cash	$8,927	$13,093
Total assets	$10,918	$13,093
Total liabilities	$1,199	$1,199
Stockholders’ equity	$9,719	$11,894

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are a development stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in developing our website, and possible cost overruns due to the price and cost increases in supplies and services.

At present, we only have enough cash on hand to cover the completion of our Offering.

~~While our sole officer and director has generally indicated a willingness to provide services and financial contributions if necessary, there are presently no agreements, arrangements, commitments, or specific understandings, either verbally or in writing, between the officer and director and Bally, Corp~~. During the first year of operations, our officer and director will ~~also~~ provide their labor at no charge.

If we are unable to meet our needs for cash from either the money that we raise from our Offering, or possible alternative sources, then we may be unable to continue, develop, or expand our operations.

We have no plans to undertake any product research and development during the next twelve months. There are also no plans or expectations to acquire or sell any plant or plant equipment in the first year of operations.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from our Offering. We cannot guarantee that we will be able to sell all the shares. If we are successful, the money raised will be applied to the items set forth in this plan of operations.

We received our initial funding of $25,000 through the sale of common stock to Surjeet Singh, who purchased 5,000,000 shares of our common stock at $0.005 on August 5, 2013. Our financial statements from inception (March 13, 2013) through the period ended ~~September 30~~December 31, 2013, reported no revenues and a net loss of $~~13,106~~15,281.

Our funds on hand will only provide us with the ability to pay for the expenses related to this Offering. Currently we do not have sufficient capital to fund our business development. Per the Use of Proceeds section, we are attempting to raise $60,000, from this Offering. However, if we raise $30,000, we feel this is sufficient to develop the business for the next 12 months. If we are only able to raise $15,000, from the Offering, then we feel this will be sufficient for the next 12 months to cover professional fees and minimal business development. We feel we need to raise at least $12,000 to cover professional fees, office and miscellaneous expenses for the 12 months. Therefore our minimum operating cash requirements for the next 12 months is $12,000 and we feel the minimum we require to implement our business plan is $30,000.

We currently have no other plans, arrangements, or commitments to raise any funds.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

Development Stage Company

The Company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities.” The Company is devoting substantially all of its efforts to the development of its business plans.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Loss per Share

The Company has adopted ASC 260, “Earnings Per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Accounting for Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. As of ~~September 30~~December 31, 2013, the Company did not have any amounts recorded pertaining to uncertain tax positions.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

DIRECTORS AND EXECUTIVE OFFICERS

Each of our directors is elected by the stockholders to a term of one year and serves until his or her successor is elected and qualified. Each of our officers is appointed by the board of directors (the “Board”) to a term of one year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The Board has no nominating, audit or compensation committees.

The name, address, age and position of our sole officer and director is set forth below:

Name and Address	Age	Position(s)
Surjeet Singh	40	President, Chief Executive Officer (CEO),
2620 Regatta Dr., Ste. 102		Chief Financial Officer (CFO), Secretary, Treasurer, and Director
Las Vegas, NV89128

Surjeet Singh has held the position of Director since March 13, 2013 and the positions of president, CEO, CFO, secretary, and treasurer since March15, 2013. The persons named above are expected to hold their offices/positions until the next annual meeting of our stockholders. The officer and director set forth herein is our only officer, director, promoter and control person, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Surjeet Singh, the President and Director of the Company, currently devotes up to 8 to 20 hours per week to Company matters. After receiving funding per our business plan, Mr. Singh will continue to devote up to 50% of his time (20 hours per week) to manage the affairs of the Company.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Background Information about Our Officer and Director

Surjeet Singh

Surjeet Singh is the President, CFO, Secretary, Treasurer and Member of the Board of Directors for Bally, Corp. Since 2006, Mr. Singh has been a self-employed farmer, leasing a 20 acre farm in Ludhiana, India growing sugar cane and corn for distribution throughout India. Prior to taking up farming Mr. Singh was a machinist at Veersingh Machine Shop in Ludhiana India. Mr. Singh attended an apprentice program at Arya College in Ludhiana, India and is certified with the Kinsan Union of Punjab, Farmers Association.

Mr. Singh plans to use his connections and contacts from school, work and local production farmers living in the area to market the products and website.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, no present or former director or executive officer of our company: (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing; (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws; (4) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity; (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in subsequently reversed, suspended or vacate; (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

EXECUTIVE COMPENSATION

During the period from inception (March 13, 2013) to the period ended September 30, 2013, no compensation has been accrued by or paid to

(i)	any individual serving as Bally, Corp.’s principal executive officer or acting in a similar
	capacity	during the period (“PEO”), regardless of compensation level;
(ii)	Bally, Corp.’s two most highly compensated executive officers other than the PEO who
	(A)	served as executive officers at the end of the period and (B) received annual
	compensation	during the last completed fiscal year in excess of $100,000; and
(iii)	up to two additional individuals for whom disclosure would have been provided pursuant
	to	subsection (ii) of this paragraph but for the fact that the individual was not serving as
	an	executive officer of Bally, Corp. at the end of the period.

Name and	Year	Salary	Bonus	Stock	Option	Non-Equity	Nonqualified	All Other	Total
principal		($)	($)	Awards	Awards	Incentive Plan	Deferred	Compensation	($)
position				($)	($)	Compensation	Compensation
						($)	Earnings ($)

Surjeet	2013	0	0	0	0	0	0	0	0
Singh,
President,
Secretary,
CEO,
CFO,
Treasurer

Currently, our sole officer and/or director is not being compensated for his services during the development stage of our business operations, and have and are not considered to be employees of the Company.

We have not paid any salaries in 2013, and we do not anticipate paying any salaries at any time in 2014. We will not begin paying salaries until we have adequate funds to do so.

The sole officer and director is reimbursed for any out-of-pocket expenses he may incur on our behalf. In addition, in the future, we may approve payment of salaries for our officer and director, but currently, no such plans have been approved. We also do not currently have any benefits, such as health insurance, life insurance or any other benefits available to our employees.

We have not issued any stock options or maintained any stock option or other incentive plans since our inception. We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

As of the date hereof, we have not entered into employment contracts with our officer and do not intend to enter into any employment contracts until such time as it profitable to do so. Our officer is not considered to be an employee.

Compensation of Director

Our director has not received any compensation for serving as such, for serving on committees of the Board of Directors or for special assignments. During the period ended ~~September 30~~December 31, 2013, there were no other arrangements between us and our director that resulted in our making payments to our director for any services provided to us by them as director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Prospectus, the total number of shares owned beneficially by our director, officer and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

		Amount and Nature
		of Beneficial
Title of Class	Name of Beneficial Owner(1)	Ownership(2)	Percent of Class(3)

Common	Surjeet Singh	5,000,000	100%
	2620 Regatta Dr., Ste., 102, Las
	Vegas, NV 89128

Common	Director and Officer as a Group (1	5,000,000	100%
	individual)

(1)

The person named above may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct holdings in the Company.

(2)	Each shareholder owns his or her shares directly.
(3)	Based on 5,000,000 shares issued and outstanding as of ~~September 30~~February 15, 2014~~3~~.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Security Ownership of Certain Beneficial Owners and Management

On August 5, 2013, 5,000,000 shares of Bally, Corp.’s common stock were issued to Surjeet Singh, an officer of the Company, at the price of $0.005 per share (a total of $25,000).

Shareholder loan

From inception of the Company (March 13, 2013) until the audited financial statement date of ~~September 30~~December 31, 2013, the Company was obligated to a director, who is also an officer and stockholder, for a non-interest bearing demand loan with a balance of $1,199. The Company plans to pay the loan back as cash flows become available.

Mr. Singh is a founder and therefore may be considered a promoter, as that term is defined in Rule 405 of Regulation C.

Transactions with Related Persons

Our sole officer and director purchased the following shares:

  On August 5, 2013, the company issued 5,000,000 shares of common stock to Surjeet Singh at $0.005 per share for $25,000 cash.

From inception of the Company (March 13, 2013) through the period ended ~~September 30~~December 31, 2013, there have been no additional transactions, or any proposed transactions, in which the Company was or is to be a participant and in which any related person had or will have a direct or indirect material interest, that would be required to be disclosed herein pursuant to Items 404(a) and 404(d) of Regulation S-K.

Director Independence

As of the date of this Prospectus, we have one director on the board. Accordingly, the director is not considered to be independent.

MATERIAL CHANGES

None.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

None.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to the Company’s Articles of Incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

FINANCIAL STATEMENTS

The following financial statements are included herewith:

  Unaudited Interim Financial Statements for the period from inception (March 13, 2013) to December 31, 2013.

  Audited Financial Statements of the Company for the period of inception (March 13, 2013) to September 30, 2013.

BALLY, CORP.

(A Development Stage Company)

INDEX TO UNAUDITED FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION ON MARCH 13, 2013 TO DECEMBER 31, 2013

Page

Unaudited Balance Sheets

Unaudited Statements of Operations

Unaudited Statement of Stockholders’ Equity

Unaudited Statements of Cash Flows

Notes to the Unaudited Financial Statements

BALLY, CORP.

(A Development Stage Company)

Balance Sheets

December 31, 2013

(Unaudited)

	December 31,	September 30,
	2013	2013

ASSETS
Current Assets
Cash	$8,927	$13,093
Prepaid Expenses	1,991	-
Total Current Assets	10,918	13,093

Total Assets	$10,918	$13,093

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Due to shareholder	$1,199	$1,199

Total Liabilities	1,199	1,199

Stockholders’ Equity
Preferred stock, $0.0001 par value, 20,000,000 shares
authorized; 0 shares issued and outstanding		-
Common stock, $0.0001 par value, 100,000,000 shares
authorized; 5,000,000 shares issued and outstanding	500	500
Additional paid-in capital	24,500	24,500
Deficit accumulated during the development stage	(15,281)	(13,106)
Total Stockholders’ Equity	9,719	11,894

Total Liabilities and Stockholders’ Equity	$10,918	$13,093

The notes are an integral part of these unaudited financial statements

BALLY, CORP.

(A Development Stage Company)

Statement of Operations

For the Period from Inception

(March 13, 2013) to December 31, 2013

(Unaudited)

	Three Months	For the Period from
	Ended	Inception (March 13,
	December 31,	2013) through
	2013	December 31, 2013

Revenue	$-	$-

Operating Expenses:
General & administrative	575	1,189
Professional fees	1,600	14,082
Total operating expenses	2,175	15,281

Net loss	$(2,175)	$(15,281)

Basic and Diluted Loss per Common Share	$(0.00)

Basic and Diluted Weighted Average Number Of Common
Shares Outstanding	5,000,000

The notes are an integral part of these unaudited financial statements.

BALLY, CORP.

(A Development Stage Company)

Statement of Stockholders’ Equity

For the Period from Inception (March 13, 2013) to December 31, 2013

(Unaudited)

				Deficit Accumulated
	Common Shares		Additional Paid-	During the
			In	Development	Total Stockholders’
	Shares	Amount	Capital	Stage	Equity

Balance – March 13, 2013
(Inception)	-	$-	$-	$-	$-

Common shares issued for cash
at $0.005 per share	5,000,000	500	24,500	-	25,000
Net loss for the period	-	-	-	(13,106)	(13,106)

Balance – September 30, 2013	5,000,000	$500	$24,500	$(13,106)	$11,894

Net Loss	-	-	-	(2,175)	(2,175)

Balance – December 31, 2013	5,000,000	$500	$24,500	$(15,281)	$9,719

The notes are an integral part of these unaudited financial statements.

BALLY, CORP.

(A Development Stage Company)

Statements of Cash Flows

For the Period From Inception

(March 13, 2013) to December 31, 2013

(Unaudited)

		For the Period from
	Three Months	Inception (March 13,
	Ended December	2013) through December
	31, 2013	31, 2013

Cash Flows from Operating Activities:
Net loss	$(2,175)	$(15,281)
Changes in operating assets and liabilities:
Prepaid expenses	(1,991)	(1,991)
Net cash Used in Operating Activities	(4,166)	(17,272)

Cash Flows from Investing Activities:	-	-

Cash Flows from Financing Activities:
Advance from shareholder	-	1,199
Proceeds from issuance of common stock	-	25,000
Net cash provided by Financing Activities		26,199

Net increase in cash	(4,166)	8,927

Cash at beginning of period	13,093	-

Cash end of period	$8,927	$8,927

Supplemental Cash Flow Disclosure:
Interest paid	$-	$-
Taxes paid	$-	$-

The notes are an integral part of these unaudited financial statements.

BALLY, CORP.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2013
(Unaudited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

BALLY, CORP. (the “Company”) was incorporated in the State of Nevada on March 13, 2013 and it is based in Mehlon, Ludhiana, Punjab, India. The Company is a development stage company that intends to operate as an ecommerce hardware store. To date, the Company’s activities have been limited to its formation and the raising of equity capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities.” The Company is devoting substantially all of its efforts to the development of its business plans.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Loss per Share

The Company has adopted ASC 260, “Earnings Per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Accounting for Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. As of December 31, 2013, the Company did not have any amounts recorded pertaining to uncertain tax positions.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements issued since the last audit of our financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

NOTE 3 - GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues since inception, has sustained a net loss of $15,281 and used cash in operating activities of $17,272 for the period from inception to December 31, 2013. These factors among others raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The ability of the Company to emerge from the development stage is dependent upon, among other things, obtaining additional financing to continue operations, and development of its business plan.

In response to these problems, management intends to raise additional funds through public or private placement offerings, and related party loans.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 - INCOME TAXES

The reconciliation of income tax benefit at the U.S. statutory rate of 34% for the period ended December 31, 2013 and September 30, 2013 to the Company’s effective tax rate is as follows:

	December 31, 2013		September 30, 2013
Income tax expense at statutory rate	$(740)		$(4,456)
Change in valuation allowance	740		4,456
Income tax expense	$-	$	-)

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets as of December 31, 2013 and September 30, 2013 are as follows:

	December 31, 2013		September 30, 2013
Net Operating Loss	$5,196		$4,456
Valuation allowance	(5,196)		(4,456)
Net deferred tax asset	$-	$	-)

The Company has approximately $15,281 of net operating losses (“NOL”) carried forward to offset taxable income in future years which expire commencing in fiscal 2032. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

NOTE 5 – SHAREHOLDER’S EQUITY

Authorized Stock

The Company has authorized 100,000,000 common shares and 20,000,000 preferred shares, both with a par value of $0.0001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Common Share Issuances

Since inception (March 13, 2013), the company has issued a total of 5,000,000 common shares for $25,000 cash to the sole officer and director.

Preferred Share Issuances

There were no preferred shares issued from inception (March 13, 2013) to the period ended December 31, 2013.

NOTE 6 – DUE TO SHAREHOLDER

As of December 31, 2013, the Company was obligated to a director, who is also an officer and stockholder, for a non-interest bearing demand loan with a balance of $1,199. The Company plans to pay the loan back as cash flows become available.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated events occurring after the date of these financial statements through the date that these financial statements were issued on February 11, 2013. There have been no other events that would require adjustment to or disclosure in the financial statements.

BALLY, CORP.

(A Development Stage Company)

INDEX TO AUDITED FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION ON MARCH 13, 2013 TO SEPTEMBER 30, 2013

15 Warren Street, Suite 25 Hackensack, New Jersey 07601 (201) 342-7753 Fax: (201) 342-7598
Paritz & Company, P.A Certified Public Accountants	E-Mail: PARITZ@paritz.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Bally, Corp.

We have audited the accompanying balance sheet of Bally, Corp. as of September 30, 2013 and the related statements of operations, stockholders’ equity and cash flows for the period March 13, 2013 (Inception) to September 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has not generated any revenues since inception, has sustained a net loss of $13,106 and used cash in operating activities of $13,106 for the period ended September 30, 2013. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bally, Corp. as of September 30, 2013, and the results of its operations and cash flows for the period March 13, 2013 (Inception) to September 30, 2013 in conformity with accepted accounting principles generally accepted in the United States of America.

/S/Paritz & Company, P.A.

Hackensack, New Jersey
November 8, 2013

BALLY, CORP.
(A Development Stage Company)
Balance Sheet
September 30, 2013

ASSETS
Current Assets
Cash	$13,093
Total Current Assets	13,093

Total Assets	$13,093

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Due to shareholder	$1,199

Total Liabilities	1,199

Stockholders’ Equity
Preferred stock, $0.0001 par value, 20,000,000 shares
authorized; 0 shares issued and outstanding	-
Common stock, $0.0001 par value, 100,000,000 shares
authorized; 5,000,000 shares issued and outstanding	500
Additional paid-in capital	24,500
Deficit accumulated during the development stage	(13,106)
Total Stockholders’ Equity	11,894

Total Liabilities and Stockholders’ Equity	$13,093

The notes are an integral part of these audited financial statements

BALLY, CORP.
(A Development Stage Company)
Statement of Operations
For the Period from Inception
(March 13, 2013) to September 30, 2013

Revenue	$-

Operating Expenses:
General & administrative	624
Professional fees	12,482
Total operating expenses	13,106

Net loss	$(13,106)

Basic and Diluted Loss per Common Share	$(0.01)

Basic and Diluted Weighted Average Number Of Common Shares
Outstanding	2,351,485

The notes are an integral part of these audited financial statements.

BALLY, CORP.
(A Development Stage Company)

Statement of Stockholders’ Equity

For the Period from Inception (March 13, 2013) to September 30, 2013

					Deficit
					Accumulated
				Additional	During the	Total
	Common Shares		Paid	-In	Development	Stockholders’
	Shares	Amount		Capital	Stage	Equity

Balance – March 13,
2013 (Inception)	-	$-		$-	$-	$-

Common shares
issued for cash at
$0.005 per share	5,000,000	500		24,500	-	25,000
Net loss for the
period	-	-		-	(13,106)	(13,106)

Balance – September
30, 2013	5,000,000	$500		$24,500	$(13,106)	$11,894

The notes are an integral part of these audited financial statements.

BALLY, CORP.
(A Development Stage Company)
Statements of Cash Flows
For the Period From Inception
(March 13, 2013) to September 30, 2013

Cash Flows from Operating Activities:
Net loss	$(13,106)
Net cash Used in Operating Activities	(13,106)

Cash Flows from Investing Activities:	-

Cash Flows from Financing Activities:
Advance from shareholder	1,199
Proceeds from issuance of common stock	25,000
Net cash provided by Financing Activities	26,199

Net increase in cash	13,093

Cash at beginning of period	-

Cash end of period	$13,093

Supplemental Cash Flow Disclosure:
Interest paid	$-
Taxes paid	$-

The notes are an integral part of these audited financial statements.

BALLY, CORP.
(A Development Stage Company)
Notes to the Audited Financial Statements
September 30, 2013

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

BALLY, CORP. (the “Company”) was incorporated in the State of Nevada on March 13, 2013 and it is based in Mehlon, Ludhiana, Punjab, India. The Company is a development stage company that intends to operate as an ecommerce hardware store. To date, the Company’s activities have been limited to its formation and the raising of equity capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities.” The Company is devoting substantially all of its efforts to the development of its business plans.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Loss per Share

The Company has adopted ASC 260, “Earnings Per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Accounting for Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. As of September 30, 2013, the Company did not have any amounts recorded pertaining to uncertain tax positions.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements issued since the last audit of our financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

NOTE 3 - GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues since inception, has sustained a net loss of $13,106 and used cash in operating activities of $13,106 for the period ended September 30, 2013. These factors among others raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The ability of the Company to emerge from the development stage is dependent upon, among other things, obtaining additional financing to continue operations, and development of its business plan.

In response to these problems, management intends to raise additional funds through public or private placement offerings, and related party loans.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 - INCOME TAXES

The reconciliation of income tax benefit at the U.S. statutory rate of 34% for the period ended September 30 2013 to the Company’s effective tax rate is as follows:

Income tax expense at statutory rate		$(4,456)
Change in valuation allowance		4,456
Income tax expense	$	-)

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets as of September 30, 2013 are as follows:

Net Operating Loss		$4,456
Valuation allowance		(4,456)
Net deferred tax asset	$	-)

The Company has approximately $13,106 of net operating losses (“NOL”) carried forward to offset taxable income in future years which expire commencing in fiscal 2032. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

NOTE 5 – SHAREHOLDER’S EQUITY

Authorized Stock

The Company has authorized 100,000,000 common shares and 20,000,000 preferred shares, both with a par value of $0.0001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Common Share Issuances

Since inception (March 13, 2013), the company has issued a total of 5,000,000 common shares for $25,000 cash to the sole officer and director.

Preferred Share Issuances

There were no preferred shares issued from inception (March 13, 2013) to the period ended September 30, 2013.

NOTE 6 – DUE TO SHAREHOLDER

As of September 30, 2013, the Company was obligated to a director, who is also an officer and stockholder, for a non-interest bearing demand loan with a balance of $1,199. The Company plans to pay the loan back as cash flows become available.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated events occurring after the date of these financial statements through the date that these financial statements were issued on November 8, 2013. There have been no other events that would require adjustment to or disclosure in the financial statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses incurred or (expected) relating to this Prospectus and distribution is as follows:
Legal and SEC filing fees	$7,500
Accounting	3,500
Printing of Prospectus	300
Miscellaneous	500
TOTAL	$11,800

Offering expenses will be paid by cash on hand ~~and any shortfall will be loaned by our officer~~.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

In regards to indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On August 5, 2013, the Company issued 5,000,000 shares of common stock to Mr. Singh for cash at $0.005 per share for a total of $25,000.

These securities were issued in reliance upon the exemption contained in Section 4(2) of Securities Act of 1933. These securities were issued to the founder of the Company and bear a restrictive legend. No written agreement was entered into regarding the sale of stock to the Company’s founders.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are included with this registration statement filing:

Exhibit No.	Description
3.1	Articles of Incorporation and Amendments*
3.2	Bylaws*
5.1	Opinion re: Legality*
10.1	Supply Agreement with Zhongbo Heavy Industry &
Equipment Co., Ltd.**
23.1	Consent of Independent Auditors
23.2	Consent of Counsel (See Exhibit 5.1)*
99	Subscription Agreement*

*Previously filed as exhibits to the Company’s Registration statement on Form S-1, on November 18, 2013, File Number 333-192387 and incorporated herein.

** Previously filed as exhibits to the Company’s Registration statement on Form S-1 Amendment 1, on January 21, 2014, File Number 333-192387 and incorporated herein.

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a) (3) of the Securities Act;
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

     iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (Sec. 230-424);

ii. Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the registrant;

iii. The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ludhiana, Punjab, India on ~~January 21~~February 28~~1~~, 2014

BALLY, CORP., Registrant

/s/ Surjeet Singh
Surjeet Singh
President (Principal Executive
Officer), Chief Financial Officer
(Principal Accounting Officer),
Treasurer and Member of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:

/s/ Surjeet Singh	Date: ~~January 21~~February 28~~1~~, 2014
Surjeet Singh President (principal executive officer), Chief Financial Officer (principal accounting officer), Secretary Treasurer and Member of the Board of Directors